UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Atlas Energy Group, LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

04929Q102

(CUSIP Number)

March 21, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04929Q102	SCHEDULE 13G

(1)	Names of reporting persons Dorsey R. Gardner
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ Not Applicable
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,233,762
(6) Shared voting power 0
(7) Sole dispositive power 2,233,762
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 2,233,762
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not Applicable
(11)	Percent of class represented by amount in Row (9) 8.58%*
(12)	Type of reporting person (see instructions) IN

*The beneficial ownership percentages described in this Schedule 13G are based on the aggregate number of the Company’s common units outstanding as of August 4, 2016, as reported in the Company’s Form 10-Q for the period ended June 30, 2016.

Cusip No. 04929Q102	Schedule 13G

Item 1(a). Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Atlas Energy Group, LLC (the “Company”).

Item 1(b). Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 1000 Commerce Drive, Suite 400, Pittsburgh, PA, 15275.

Item 2(a). Name of Person Filing

Dorsey R. Gardner

Item 2(b). Address of Principal Business Office or, if none, Residence

401 Worth Avenue, Palm Beach, Florida 33480

Item 2(c). Citizenship

United States

Item 2(d). Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is common units representing limited liability company interests.

Item 2(e). CUSIP Number

The CUSIP number of the Company’s common units is 04929Q102.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240-13d-2(b) or (c), check whether the person filing is:

Not Applicable.

Item 4. Ownership.

Item 4(a). Amount beneficially owned

2,233,762

Mr. Gardner has sole voting and dispositive power over the common units of the Company held by Caroline Hocking Trust (7,100 common units), William Hocking Trust (5,000 common units), the DRG 2002 Revocable Trust (1,608,220 common units), Atlas James O’Neill 2006 Trust (38,300 common units), Robert Gardner O’Neill 2008 Trust (8,983 common units), Lena Robertson Gardner 2013 Trust (10,000 common units), the DRG – Rollover IRA (297,500 common units), Gardner Family Living Trust (120,000 common units), Nina-Marie Gardner (26,700 common units) and the Gardner 2012 Issue Trust (111,959). Accordingly, Mr. Gardner is deemed to have beneficial ownership of such units.

Item 4(b). Percent of Class

8.58%

Item 4(c). Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

2,233,762

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

2,233,762

(iv) shared power to dispose or to direct the disposition of:

0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2016

By:	/s/ Dorsey R. Gardner
Name: Dorsey R. Gardner